FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


           Supplement for the quarterly period ended February 28, 2003



                                    ICON plc
                               (Registrant's name)



                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Yes___X___           No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes______            No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes______            No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes_______           No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82     N/A

                                    ICON plc

                    Quarterly Period Ended February 28, 2003


CONTENTS                                                               Page


General..................................................................    1

Condensed Consolidated Balance sheets -
February 28, 2003 and May 31, 2002.......................................    2

Condensed Consolidated Statements of Operations for the
Three and Nine months ended February 28, 2003 and 2002...................    3

Condensed Consolidated Statements of Cash Flows for the
nine months ended February 28, 2003 and 2002.............................    4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.................................................    5

Notes to the Condensed Consolidated Financial
Statements...............................................................    6

Management's Discussion and Analysis of Financial
Condition and Results of Operations......................................   12

Signature Page...........................................................   19

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase II - IV clinical trials management, study design, laboratory services and drug development support. Through our recent acquisition we have continued to expand our service offerings to include Phase I clinical trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,300 employees and operations in 28 locations in 16 countries. Our main operations are in the United States, South America, Europe and the Rest of the World. For the nine months ended February 28, 2003, we derived approximately 71.0%, 26.4% and 2.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On January 24, 2003, we completed the acquisition of Medeval Group Limited, ("Medeval"), a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries.


                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS AT FEBRUARY 28, 2003 AND MAY 31, 2002

                                                                                         (Unaudited)           (Audited)
                                                                                      February 28, 2003      May 31, 2002
                                                                                      -----------------      ------------
                                                                                                   (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $21,862         $36,291
      Short term investments (available for sale) ....................................               -          18,551
      Accounts receivable.............................................................          45,337          41,306
      Unbilled revenue................................................................          53,082          26,387
      Other receivables...............................................................           8,166           2,093
      Deferred taxes..................................................................             408             408
      Prepayments and other current assets............................................           8,886           5,183
                                                                                         -------------   -------------

      Total current assets............................................................         137,741         130,219
Other Assets:
      Property, plant and equipment, net..............................................          35,335          25,482
      Goodwill........................................................................          41,968          10,093
                                                                                         -------------   -------------

Total Assets..........................................................................        $215,044        $165,794
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $7,184           $5,788
      Payments on account.............................................................         37,989           19,854
      Other liabilities...............................................................         23,804           16,308
      Taxes payable...................................................................          7,810            3,601
      Bank creditlines and loan facilities............................................         10,503           11,745
                                                                                         -------------   -------------

       Total current liabilities......................................................         87,290           57,296
Other Liabilities:
      Long term government grants.....................................................          1,054              937
      Other liabilities...............................................................            350                -
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 11,828,217 shares issued and outstanding at February 28, 2003
      and 11,798,501 shares issued and outstanding at May 31, 2002                                840              839
      Additional paid-in capital......................................................         60,865           60,348
      Accumulated other comprehensive income..........................................          2,821          (2,461)
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................         61,777           48,788
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        126,350          107,561
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $215,044         $165,794
                                                                                         =============   =============


 The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2003 AND 2002
                                   (UNAUDITED)
                                                                         Three Months Ended               Nine Months Ended
                                                                         ------------------               -----------------
                                                                             February 28,                   February 28,
                                                                             ------------                   ------------
                                                                          2003           2002            2003            2002
                                                                          ----           ----            ----            ----
                                                                            (in thousands except share and per share data)
   Revenue:
      Gross revenue..............................................         $79,205         $53,055       $236,270        $153,356
      Subcontractor costs........................................         (19,894)        (13,485)       (76,565)        (39,798)
                                                                      -------------  --------------   ------------   -------------

      Net revenue................................................           59,311          39,570        159,705         113,558

   Costs and expenses:
      Direct costs...............................................           33,366          20,932         87,507          60,446
      Selling, general and administrative expense................           17,890          12,462         49,481          35,550
      Depreciation ..............................................            1,869           1,538          5,017           4,416
                                                                      -------------  --------------   ------------   -------------

      Total costs and expenses...................................           53,125          34,932        142,005         100,412
                                                                      -------------  --------------   ------------   -------------

   Income from operations........................................            6,186           4,638         17,700          13,146
   Interest income...............................................              178             371            594           1,282
   Interest expense..............................................             (58)            (86)          (215)           (418)
                                                                      -------------  --------------   ------------   -------------

   Income before provision for income taxes......................            6,306           4,923         18,079          14,010
   Provision for income taxes....................................          (1,709)         (1,325)        (5,090)         (3,625)
                                                                      -------------  --------------   ------------   -------------

   Net income....................................................           $4,597          $3,598        $12,989         $10,385
                                                                      =============  ==============   ============   =============
   Net income per Ordinary Share:
      Basic......................................................            $0.39           $0.31          $1.10           $0.90
                                                                      =============  ==============   ============   =============
       Diluted...................................................            $0.38           $0.29          $1.07           $0.85
                                                                      =============  ==============   ============   =============

Weighted average number of Ordinary Shares outstanding:

        Basic....................................................       11,818,704     11,707,978      11,804,576      11,576,692
                                                                     ==============  =============   =============  ==============

Diluted..................................................               12,220,266     12,229,874      12,169,875      12,224,383
                                                                     ==============  =============   =============  ==============


The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003 AND 2002
                                   (UNAUDITED)
                                                                                            Nine Months Ended
                                                                                            -----------------
                                                                                              February 28
                                                                                              -----------
                                                                                         2003               2002
                                                                                         ----               ----
                                                                                             (in thousands)
Cash flows from operating activities:
Net income................................................                              $12,989            $10,385
Adjustments to reconcile net income to net cash provided by/ (used in)
   operating activities:..................................
   Loss on disposal of fixed assets.......................                                    5                 40
   Depreciation...........................................                                5,017              4,416
   Amortization of grants.................................                                 (20)              (111)
Changes in assets and liabilities:
   Decrease /(increase) in accounts receivable............                                4,395            (3,257)
   Increase in unbilled revenue...........................                             (22,704)            (4,253)
   (Increase) /decrease in other receivables..............                              (2,044)                639
   Increase in prepayments and other current assets.......                              (2,752)            (3,646)
   Increase in payments on account........................                               17,762              7,216
   (Decrease)/ increase in other liabilities..............                                (185)              2,264
   Increase in income taxes payable.......................                                3,887              1,594
   Increase in accounts payable...........................                                  213              1,020
                                                                                 ---------------    ---------------

Net cash provided by operating activities.................                               16,563             16,307
Cash flows from investing activities:
   Purchase of fixed assets...............................                             (11,157)            (7,238)
   Sale of short term investments.........................                               23,190             25,911
   Purchase of short term investments.....................                              (4,639)           (12,479)
   Purchase of subsidiary.................................                             (35,721)                  -
   Cash acquired with subsidiary .........................                                1,910                  -
     Payments in respect of prior year acquisitions                                     (3,078)            (2,591)
   Receipt of grant ......................................                                    -                464
                                                                                 ---------------    ---------------

Net cash (used in)/ provided by investing activities......                             (29,495)              4,067
Cash flows from financing activities:
Repayment of bank overdraft...............................                              (1,941)              (976)
Repayment of long term debt...............................                                    -              (338)
Proceeds from exercise of share options...................                                  441              2,305
Repayment of other liabilities............................                                (136)               (58)
                                                                                 ---------------    ---------------
Net cash (used in)/ provided by financing activities......                              (1,636)                933
Effect of exchange rate movements on cash.................                                  139                187
                                                                                 ---------------    ---------------

Net (decrease)/ increase in cash and cash equivalents.....                             (14,429)             21,494
Cash and cash equivalents at beginning of period..........                               36,291             11,179
                                                                                 ---------------    ---------------

Cash and cash equivalents at end of period................                              $21,862            $32,673
                                                                                 ===============    ===============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                                             ICON plc

                        CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                                           (UNAUDITED)

                                                                              Accumulated
                                                             Additional          Other
                                                               Paid-in       Comprehensive     Retained   Merger
                                         Shares      Amount    Capital          Income         Earnings   Reserve     Total
                                         ------      ------    -------          ------         --------   -------     -----

                                                     (dollars in thousands, except share data)


   Balance at May 31, 2002........     11,798,501    $839       $60,348           ($2,461)    $48,788        $47    $107,561


   Comprehensive Income:
     Net income.......................          -       -             -                        12,989          -      12,989
     Currency translation adjustment..          -       -             -              5,282          -          -       5,282
                                                                                                                    --------
     Total comprehensive income.......                                                                                18,271
     Exercise of Share Options........     26,020       1           440                  -          -          -         441
     Shares issued....................      3,696       -            77                  -          -          -          77
                                       ----------    ----       -------            -------    -------        ---    --------

   Balance at February 28, 2003        11,828,217    $840       $60,865             $2,821    $61,777        $47    $126,350
                                       ==========    ====       =======            =======    =======        ===    ========

   The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                FEBRUARY 28, 2003


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2002, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2002 annual report on Form 20-F. Operating results for the nine months ended February 28, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2003.


2. Acquisitions

Acquisition of Barton & Polansky Associates, Inc. and Managed Clinical Solutions, Inc.

On October 9, 2002, the Company acquired 100% of the outstanding shares of Barton & Polansky Associates, Inc. ("BPA") and its sister company Managed Clinical Solutions, Inc. ("MCS"), both based in New York, USA, for an initial cash consideration of U.S.$15.7 million, excluding costs of acquisition. Earn-out and working capital provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$18 million depending on the performance of MCS over the period to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

On December 20, 2002, an additional cash payment of U.S.$3.7 million was made to the former shareholders of BPA and MCS as part of the working capital provisions in the contract.

The acquisitions of BPA and MCS have been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                     At October 9,
                                                     -------------
                                                              2002
                                                              ----
                                                    (in thousands)
       Property, Plant & Equipment                              $2
       Goodwill                                             14,163
       Current Assets                                        9,533
       Current liabilities                                 (2,795)
       ------------------------------------------------------------
       Purchase Price                                      $20,903
       ------------------------------------------------------------

The primary purpose of the acquisition was to expand our expertise in the US in the area of immuno-suppressant drugs, including those used to treat transplant patients, and to provide contract staffing solutions to the pharmaceutical and biotechnology industries. The results of BPA and MCS have been included in the condensed consolidated financial statements from October 1, 2002.

Acquisition of Medeval Group Ltd

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval") for an initial cash consideration of sterling (pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of sterling (pound)4.3 million (U.S.$6.7 million) depending on the performance of Medeval over the period to May 31, 2004. Such potential additional consideration will be accounted as goodwill.

The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                  At January 24,
                                                  --------------
                                                      2003
                                                      ----
                                                  (in thousands)
       Property, Plant & Equipment                        $1,632
       Goodwill                                           17,863
       Current Assets                                      2,738
       Current liabilities                               (2,456)
       ----------------------------------------------------------
       Purchase Price                                    $19,777
       ----------------------------------------------------------


Medeval is a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnological industries, based in Manchester, UK. The acquisition marks ICONs first entry into the Phase I arena. The results of Medeval have been included in the condensed consolidated financial statements from January 24, 2003.

The proforma effect of the acquisitions if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the three and nine months ended February 28, 2003 and 2002 as follows:



                                                      Three months ended               Nine months ended
                                                      ------------------               -----------------
                                                          February 28,                     February 28,
                                                          ------------                     ------------
                                                       2003             2002          2003               2002
                                                       ----             ----          ----               ----
                                                         (in thousands)                  (in thousands)
       Net Revenue                                  $61,824          $48,908      $177,460           $140,788
       Net Income                                    $4,740           $3,931       $13,846            $12,340
       Basic Earnings per Share                       $0.40            $0.34         $1.17              $1.07
       Diluted Earnings Per Share                     $0.39            $0.32         $1.14              $1.01


In August 2002, a $900,000 distribution was made to the former shareholders of BPA and MCS, which was recorded as other expenses. In July 2001 and 2002, there were dividends paid to the former shareholders of Medeval of sterling (pound)25,679 (U.S.$36,148) and sterling (pound)109,700 (U.S.$168,134)
respectively which were also recorded in net income. Both these are included in the proforma results.

Prior Period Acquisitions

On August 31, 2002 the Company made a payment of Sterling (pound)100,000 (U.S.$146,602) to the former shareholders of YRCR Limited ("YRCR") in the form 50% cash and 50% shares under the terms of an earn out provision entered into on the acquisition of YRCR on January 27, 2000. This amount had been accrued at May 31, 2002.

On September 1, 2002 the Company made a cash payment of U.S.$3.0 million to the former shareholders of UCT (U.S.) Inc., ("UCT") under the terms of an earn out provision entered into on the acquisition of UCT on June 8, 2000. This amount had been accrued at May 31, 2002.


3. Goodwill


                                        Nine months ended         Year ended
                                        -----------------         ----------
                                             February 28,             May 31
                                             ------------             ------
                                                    2003                2002
                                                    ----                ----
                                            (in thousands)    (in thousands)

       Opening Balance                           $10,093              $6,642
       Arising on earn out                         3,686               3,287
       Arising on acquisition                     28,340                   -
       Exchange Movement                           (151)                 164
       ---------------------------------------------------------------------
       Closing Balance                           $41,968             $10,093
       =====================================================================


Goodwill arising on acquisition for the nine months ended February 28, 2003 wholly relates to the acquisition of BPA, MCS and Medeval (see note 2).


4. Net income per Ordinary Share

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:



                                                                             Three Months Ended             Nine Months Ended
                                                                             ------------------             -----------------
                                                                                February 28,                  February 28,
                                                                                ------------                  ------------
                                                                              2003           2002          2003           2002
                                                                              ----           ----          ----           ----

Weighted average number of Ordinary Shares outstanding for
basic net income per Ordinary Share                                     11,818,704     11,707,978    11,804,576     11,576,692
Effect of dilutive share options outstanding                               401,562        521,896       365,299        647,691
                                                                 ------------------ -------------- ------------- --------------
Weighted average number of Ordinary Shares for diluted net
income per Ordinary Share                                               12,220,266     12,229,874    12,169,875     12,224,383
                                                                 ================== ============== ============= ==============



5. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, Germany, France, The Netherlands, Latvia, Israel, Sweden, Australia, Argentina, Japan, Singapore, South Africa, Canada and India. Segment information for the three and nine month periods ended February 28, 2003 and 2002 are as follows:

     a) The distribution of net revenue by geographical area was as follows:


                                       Three months ended              Nine months ended
                                       ------------------              -----------------
                                          February 28,                    February 28,
                                          ------------                    ------------
                                        2003             2002        2003               2002
                                        ----             ----        ----               ----
                                         (in thousands)                  (in thousands)
       Ireland*                       $6,118           $5,352     $18,419            $14,380
       Rest of Europe                  8,865            5,466      23,795             18,650
       U.S.                           42,860           27,763     113,439             77,808
       Other                           1,468              989       4,052              2,720
       -------------------------------------- ---------------- ----------- ------------------

       Total                         $59,311          $39,570    $159,705           $113,558
       -------------------------------------- ---------------- ----------- ------------------

       * All sales shown for Ireland are export sales.


     b) The distribution of net revenue by business segment was as follows:


                                       Three months ended              Nine months ended
                                       ------------------              -----------------
                                          February 28,                    February 28,
                                          ------------                    ------------
                                        2003             2002        2003               2002
                                        ----             ----        ----               ----
                                         (in thousands)                  (in thousands)
       Central laboratory              $6,185           $7,789     $19,402            $19,182
       Clinical research               53,126           31,781     140,303             94,376
       --------------------------------------------------------------------------------------

       Total                          $59,311          $39,570    $159,705           $113,558
       --------------------------------------------------------------------------------------



     c) The distribution of income from operations by geographical area was as follows:


                                       Three months ended              Nine months ended
                                       ------------------              -----------------
                                          February 28,                    February 28,
                                          ------------                    ------------
                                        2003             2002        2003               2002
                                        ----             ----        ----               ----
                                         (in thousands)                  (in thousands)
       Ireland                       $1,230           $1,108      $2,129             $3,171
       Rest of Europe                     9            (901)       1,325                (8)
       U.S.                           4,893            4,360      13,813              9,706
       Other                             54               71         433                277
       -------------------------------------------------------------------------------------

       Total                         $6,186           $4,638     $17,700            $13,146
       -------------------------------------------------------------------------------------



     d) The distribution of income from operations by business segment was as follows:


                                       Three months ended              Nine months ended
                                       ------------------              -----------------
                                          February 28,                    February 28,
                                          ------------                    ------------
                                        2003             2002        2003               2002
                                        ----             ----        ----               ----
                                         (in thousands)                  (in thousands)
       Central laboratory             $(451)           $1,755        $259             $2,770
       Clinical research               6,637            2,883      17,441             10,376
       --------------------------------------------------------------------------------------

       Total                          $6,186           $4,638     $17,700            $13,146
       --------------------------------------------------------------------------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                February 28,            May 31,
                                                ------------            -------
                                                        2003               2002
                                                        ----               ----
                                                             (in thousands)
       Ireland                                       $14,828             $9,795
       Rest of Europe                                  5,898              3,581
       U.S.                                           13,676             11,438
       Other                                             933                668
       ------------------------------------------------------------------------

       Total                                         $35,335            $25,482
       ------------------------------------------------------------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                 February 28,            May 31,
                                                 ------------            -------
                                                         2003               2002
                                                         ----               ----
                                                              (in thousands)
       Central laboratory                              $3,303             $2,721
       Clinical research                               32,032             22,761
       -------------------------------------------------------------------------

       Total                                          $35,335            $25,482
       -------------------------------------------------------------------------


     g) The distribution of depreciation by geographical area was as follows:


                                           Three months ended           Nine months ended
                                           ------------------           -----------------
                                              February 28,                  February 28,
                                              ------------                  ------------
                                          2003             2002        2003               2002
                                          ----             ----        ----               ----
                                             (in thousands)                (in thousands)
       Ireland                            $605             $382      $1,599             $1,001
       Rest of Europe                      290              133         719                532
       U.S.                                902              957       2,512              2,714
       Other                                72               66         187                169
       ---------------------------------------------------------------------------------------

       Total                            $1,869           $1,538      $5,017             $4,416
       ---------------------------------------------------------------------------------------


     h) The distribution of depreciation by business segment was as follows:


                                           Three months ended           Nine months ended
                                           ------------------           -----------------
                                              February 28,                  February 28,
                                              ------------                  ------------
                                          2003             2002        2003               2002
                                          ----             ----        ----               ----
                                             (in thousands)                (in thousands)
       Central laboratory                  $160             $230        $490               $546
       Clinical research                  1,709            1,308       4,527              3,870
       ----------------------------------------------------------------------------------------

       Total                             $1,869           $1,538      $5,017             $4,416
       ----------------------------------------------------------------------------------------


     i) The distribution of total assets by geographical area was as follows:

                                               February 28,            May 31,
                                               ------------            -------
                                                       2003               2002
                                                       ----               ----
                                                          (in thousands)
       Ireland                                      $57,202            $36,549
       Rest of Europe                                43,606             66,719
       U.S.                                         111,389             60,789
       Other                                          2,847              1,737
       -----------------------------------------------------------------------

       Total                                       $215,044           $165,794
       -----------------------------------------------------------------------


         j) The distribution of total assets by business segment was as follows:

                                               February 28,            May 31,
                                               ------------            -------
                                                       2003               2002
                                                       ----               ----
                                                          (in thousands)
       Central laboratory                             $17,911            $16,566
       Clinical research                              197,133            149,228
       -------------------------------------------------------------------------

       Total                                         $215,044           $165,794
       -------------------------------------------------------------------------

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related Notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2002. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase II - IV clinical trials management, study design, laboratory services and drug development support. Through our recent acquisition we have continued to expand our service offerings to include Phase I Clinical Trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,300 employees and operations in 28 locations in 16 countries. Our main operations are in the United States, South America, Europe and the Rest of the World. For the nine months ended February 28, 2003, we derived approximately 71.0%, 26.4% and 2.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in instalments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have twelve operations trading in U.S. dollars, four trading in Euros, three in pounds sterling, and one each in Australian dollars, Singapore dollars, Japanese yen, Israeli New shekels, Latvian lats, Swedish krona, South African rand, Argentine peso, Indian rupee and Canadian dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the Euro on January 1, 1999, also reduced our exposures as four of our offices, and many of the countries where we are carrying out projects are within the Euro zone.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to February 28, 2003, we have received $1,244,195 and $1,551,433 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.


Results of Operations

Three Months Ended February 28, 2003 Compared with Three Months Ended February 28, 2002

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                       Three Months Ended
                                                       ------------------
                                                 February 28,      February 28,            2003
                                                 ------------      ------------            ----
                                                    2003               2002              to 2002
                                                    ----               ----              -------
                                                                                       Percentage
                                                                                       ----------
                                                    Percentage of Net Revenue           Increase
                                                    -------------------------           --------


Net revenue............................             100.0%             100.0%               49.9%
Costs and expenses:
Direct costs...........................              56.3%              52.9%               59.4%
Selling, general and administrative....              30.2%              31.5%               43.6%
Depreciation and amortization..........               3.1%               3.9%               21.5%
Income from operations.................              10.4%              11.7%               33.4%



Net revenue increased by $19.7 million, or 49.9%, from $39.6 million to $59.3 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS and Medeval) amounted to $6.0 million for the three months ended February 28, 2003. Including the impact of acquisitions, revenues in the United States, Europe/Rest of World grew 54.4% and 39.3%, respectively. For the three months ended February 28, 2003, net revenue for our central laboratory business fell by 20.6% from $7.8 million to $6.2 million while our clinical research segment grew by 67.2% from $31.8 million to $53.1 million over the comparable period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical and Biotechnology industries, an underlying increase in Research and Development spending and consolidation in the CRO industry. The decrease in the central laboratory revenues was due principally to a higher than normal level of project cancellations in the first quarter of fiscal 2003.

Direct costs increased by $12.5 million, or 59.4%, from $20.9 million to $33.4 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $4.3 million. Direct costs, as a percentage of net revenue increased from 52.9% in the three months to February 28, 2002 to 56.3% for the quarter ended February 28, 2003 or 54.6% when the effects of acquisitions have been excluded.

Selling, general and administrative expenses increased by $5.4 million, or 43.6%, from $12.5 million to $17.9 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of

$1.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.5% in the three months to February 28, 2002 to 30.2% for the quarter ended February 28, 2003, or 30.6% when the effects of acquisitions have been excluded.

Depreciation and amortization expense increased by $0.3 million, or 21.5%, over the same quarter last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortisation decreased from 3.9% of net revenues in the three months to February 28, 2002 to 3.1% for the quarter ended February 28, 2003 or 3.4% when the effects of acquisitions have been excluded.

Income from operations increased by $1.6 million, or 33.4%, from $4.6 million to $6.2 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS and Medeval. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.7% for the three months ended February 28, 2002 to 10.4% of net revenues for the three months ended February 28, 2003. For the quarter, income from operations, as a percentage of net revenue for the central laboratory fell to (7.3%) from 22.5% in the same quarter in fiscal 2002, due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 9.1% in the three months ended February 28, 2002 to 12.5% for the three months ended February 28, 2003 due principally to improved staff utilization.

Net interest income for the three months ended February 28, 2003 was $0.1 million compared to $0.3 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $11.4 million at February 28, 2003. Lower average interest rates for the third quarter of fiscal 2003, when compared to the same period last year, together with lower amounts of cash invested contributed to the lower returns on our investments.

Our effective tax rate for the nine months ended February 28, 2003 was 27.1% compared to 26.9% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of acquisitions.


Nine Months Ended February 28, 2003 Compared with Nine Months Ended February 28, 2002

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                       Nine Months Ended
                                                       -----------------
                                                February 28,       February 28,        2003 to 2002
                                                ------------       ------------        ------------
                                                    2003               2002
                                                    ----               ----
                                                                                        Percentage
                                                                                        ----------
                                                    Percentage of Net Revenue            Increase
                                                    -------------------------            --------

Net revenue............................             100.0%             100.0%              40.6%
Costs and expenses:
Direct costs...........................              54.8%              53.2%              44.8%
Selling, general and administrative....              31.0%              31.3%              39.2%
Depreciation and amortization..........               3.1%               3.9%              13.6%
Income from operations.................              11.1%              11.6%              34.6%


Net revenue increased by $46.1 million, or 40.6%, from $113.6 million to $159.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS & Medeval) were $9.6 million for the nine months ended February 28, 2003. Of the total increase, revenues in the United States, Europe/Rest of World grew by 45.8% and 29.4%, respectively. For the nine months ended February 28, 2003 net revenue for our central laboratory segment grew from $19.2 million to $19.4 million, or 1.1% over the comparable period last year, while our clinical research segment grew from $94.4 million to $140.3 million, or 48.7% in the same period. The growth in net revenue in both our clinical research and central laboratory segments is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical and Biotechnology industries, an underlying increase in Research and Development spending and consolidation in the CRO industry.

Direct costs increased by $27.0 million, or 44.8%, from $60.5 million to $87.5 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $6.4 million. Direct costs, as a percentage of net revenue increased from 53.2% in the nine months to February 28, 2002, to 54.8% for the nine months ended February 28, 2003 or 54.0% when the effect of acquisitions has been excluded.

Selling, general and administrative expenses increased by $13.9 million, or 39.2%, from $35.6 million to $49.5 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $2.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.3% in the nine months to February 28, 2002, to 31.0% for the nine months ended February 28, 2003 or 31.2% when the effect of acquisitions has been excluded.

Depreciation and amortization expense increased by $0.6 million, or 13.6%, over the same period last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity costs from acquisitions of $0.1 million not included in the comparative period. As a percentage of net revenue, depreciation and amortisation decreased from 3.9% of net revenues in the nine months to February 28, 2002 to 3.1% for the nine months ended February 28, 2003 or 3.3% when the effect of acquisitions has been excluded.

Income from operations increased by $4.6 million, or 34.6%, from $13.1 million to $17.7 million, including acquisitions. This increase is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS & Medeval. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.6% for the nine months ended February 28, 2002, to 11.1% for the nine months to February 28, 2003. For the first nine months of fiscal 2003, income from operations, as a percentage of net revenue for our central laboratory segment fell to 1.3% from 14.4% in the same period in fiscal 2002 due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 11.0% in the nine months ended February 28, 2002 to 12.4% for the nine months ended February 28, 2003 primarily due to improved staff utilization.

Net interest income for the nine months ended February 28, 2003 was $0.4 million compared to $0.9 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $11.4 million at February 28, 2003, primarily due to the acquisition of BPA and MCS in October 2002 and Medeval in January 2003. Lower average interest rates for the first nine months of fiscal 2003 compared to the same period last year, combined with lower levels of net cash invested, contributed to the lower returns on our investments.

Our effective tax rate for the nine months ended February 28, 2003 was 28.2% compared to 25.9% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of acquisitions.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations and the net proceeds of $49.1 million raised in our initial public offering in May 1998. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the nine months ended February 28, 2002 and February 28, 2003 amounted to $63.6 million and $96.0 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of February 28, 2003, our working capital amounted to $50.5 million, compared to $72.9 million at May 31, 2002. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 69 days at February 28, 2003 compared to 67 days at May 31, 2002.

Net cash provided by operating activities was $16.6 million in the nine months ended February 28, 2003, compared to $16.3 million in the nine months ended February 28, 2002.

Net cash used in investing activities was $29.5 million in the nine months ended February 28, 2003, compared to $4.1 million provided by investing activities in the nine months ended February 28, 2002.

Net cash used in financing activities was $1.6 million in the nine months ended February 28, 2003, compared with $0.9 million provided by financing activities in the nine months ended February 28, 2002.

As a result of these cash flows, cash and cash equivalents decreased by $14.4 million in the nine months ended February 28, 2003, compared to an increase of $21.5 million in the nine months ended February 28, 2002.

On November 17, 1998, we entered into an overdraft facility (the "A.I.B. facility") for (euro)2,539,000 (U.S.$2,731,710) with Allied Irish Banks plc ("A.I.B."). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus one-quarter of a percent. The full sum of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility will be reviewed on June 30, 2003. As at February 28, 2003, (euro)2,056,227 (U.S.$2,212,295) of this facility was available to be drawn down.

On July 29, 2002, we entered into an additional A.I.B. facility for STG(pound)50,000 (U.S.$79,006) This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility will be reviewed on June 30, 2003. As at February 28, 2003, the full facility was available to be drawn down.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), has a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A ("P.N.C."). Borrowings under the PNC Facility must be the lesser of (a) $12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivables less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate less three-quarters of a percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the Borrower. This facility will expire on December 31, 2002. As of February 28, 2003, $8.9 million was drawn down of the available $12 million.

We have entered into an overdraft agreement with A.I.B., whereby we guarantee any overdrafts of our subsidiaries, ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd., up to an amount (euro)112,484 (U.S.$121,022) and U.S.$250,000 (ILS 1,209,499), respectively. As of February 28, 2003, the full German facility and Israeli facility were available to be drawn down.

We expect to spend approximately U.S.$15.0 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices, and expect an increased level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring further businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

On October 9, 2002 we completed the acquisition of Barton & Polansky Associates, Inc. and its sister company, Managed Clinical Solutions, Inc., contract research organisations in New York, for an initial cash consideration of $15.7 million and a further U.S.$3.7 million in an earn-out payment on December 20, 2002.

During the quarter, we completed the acquisition of Medeval Group Limited, or Medeval, a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries, for an initial cash consideration of sterling (pound)9.5 million (U.S.$15.5 million).

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


New Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board ("FASB") issued two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. We have no intangible assets with infinite lives. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142. We adopted SFAS No 142, effective June 1, 2001. We completed our transitional assessment of goodwill impairment during the year and our assessment indicates that there is no charge for impairment.

In July 2001 the FASB issued SFAS No. 143, " Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We have not yet adopted this new standard and are currently assessing the impact of the standard but its adoption is not likely to have a material impact on our results of operations and financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). We adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No.144 did not have a material impact on our results of operations and financial position.

In November 2001, the Emerging Issues Task Force ("EITF") released EITF Issue 01-14 " Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Our reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. We do not earn a profit on these costs. We have always included such reimbursed costs within our measure of gross revenues and adoption of EITF Issue 01-14 had no effect on our reported results.

In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". SFAS No.145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No.145 did not have a material impact on our results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Costs Incurred in a Restructuring". The statement also establishes that fair value is the objective for initial measurement of the liability. The statement is also effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No.146 had no impact on our consolidated financial statements.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                        ICON plc





March 28, 2003                          /s/ Sean Leech
-------------------------------         -----------------------------
Date                                    Sean Leech
                                        Chief Financial Officer